


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2002
WASH. D.C. 152 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

June 16, 2002

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

Weizmann Science Park
P.O. Box 266
Rehovot 76100
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X______ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes _____ No _____X

Attached hereto as Exhibit 1, and incorporated by reference herein, is the press release, dated May 30, 2002 of Nova Measuring Instruments Ltd. (the "Registrant), relating to Nova Measuring Instruments to be listed on the Tel-Aviv Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.

June 16, 2002



Giora Dishon, President
and Chief Executive Officer



Company Contact:

Chai Toren, Chief Financial Officer
Nova Measuring Instruments Ltd.
Tel: 972-8-938-7505
E-mail: info@nova.co.il
http://www.nova.co.il

Investor Relations Contacts:

Adam J. Rosen / Madelene Glomsten
KCSA Public Relations Worldwide
Tel: 212-896-1220 / 212-896-1258
E-mail: arosen@kcsa.com / mglomsten@kcsa.com
http://www.kcsa.com

NOVA MEASURING INSTRUMENTS TO BE LISTED ON THE TEL-AVIV STOCK EXCHANGE

Rehovoth, Israel, - June 16, 2002 - Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), a leading supplier of integrated process control systems for the semiconductor industry, today announced that its shares will be listed for trading on the Tel-Aviv Stock Exchange (TASE), as of Wednesday, June 19, 2002. Nova's shares will continue to trade on the Nasdaq Stock Market.

The dual listing will provide access to Israeli and international investors who currently do not or cannot trade U.S. shares because of various restrictions, high costs, time differences, or other technical difficulties. The advantages of a dual listing include a near-continuous trading day and low-cost order execution on the Tel Aviv Continuous Trading (TACT) system.

For the purpose of registering the Company's shares for trade in the TASE, the Company has submitted a Registration Document to the TASE and the Securities Authority of the State of Israel, on June 16, 2002.

About Nova

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova has pioneered the Integrated Metrology concept and is now expanding its activities by developing Integrated Monitoring and Process Control systems for CMP, CVD, Photolithography and Etch manufacturing processes. The Company's website is www.nova.co.il.

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This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

You may register to receive Nova's future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit™" icon at www.kcsa.com.